UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42568

EPSIUM ENTERPRISE LIMITED

c/o Companhia de Comércio Luz Limitada

Alameda Dr. Carlos D’assumpcao

Edf China Civil Plaza 235-243, 14 Andar P

Macau, SAR China

+853-2857-5252

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

EPSIUM ENTERPRISE LIMITED (the “Company”) is furnishing its unaudited condensed consolidated financial statements and footnotes for the six months ended June 30, 2025, 2024, and 2023. The unaudited condensed consolidated financial statements and notes are attached as Exhibit 99.1 to this report on Form 6-K, and Operating and Financial Review and Prospects for the six months ended June 30, 2025 are attached as Exhibit 99.2 to this report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited condensed consolidated financial statements of EPSIUM ENTERPRISE LIMITED as of June 30, 2025 and for the six months ended June 30, 2025, 2024 and 2023, and the notes related thereto
99.2	Operating and financial review and prospects of EPSIUM ENTERPRISE LIMITED for the six months ended June 30, 2025
101	Interactive Data Files (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPSIUM ENTERPRISE LIMITED

Date: December 5, 2025	By:	/s/ Son I Tam
	Name:	Son I Tam
	Title:	Chief Executive Officer

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